Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-269677

San Diego Gas & Electric Company

Final Term Sheet

March 16, 2026

5.200% First Mortgage Bonds, Series DDDD, due 2036

5.950% First Mortgage Bonds, Series EEEE, due 2056

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 16, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipating Ratings:[1]	A1 (stable) by Moody’s Investors Service, Inc.

A (stable) by S&P Global Ratings

A (stable) by Fitch Ratings

Trade Date:	March 16, 2026

Settlement Date:	March 20, 2026 (T+4)

5.200% First Mortgage Bonds, Series DDDD, due 2036

Securities Offered:	5.200% First Mortgage Bonds, Series DDDD, due 2036 (the “Series DDDD Bonds”)

Aggregate Principal Amount Offered:	$625,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026

Coupon:	5.200% per annum, accruing from March 20, 2026

Maturity:	March 15, 2036

Yield to Maturity:	5.232%

Spread to Benchmark Treasury:	+100 basis points

Benchmark Treasury:	4.125% due February 15, 2036

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Benchmark Treasury Yield:	4.232%

Optional Redemption Provision:	At the Company’s option, prior to December 15, 2035 (the “Series DDDD Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. At the Company’s option, on and after the Series DDDD Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.754%, plus accrued interest, if any

CUSIP:	797440 CH5

ISIN:	US797440CH57

5.950% First Mortgage Bonds, Series EEEE, due 2056

Securities Offered:	5.950% First Mortgage Bonds, Series EEEE, due 2056 (the “Series EEEE Bonds”)

Aggregate Principal Amount Offered:	$475,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026

Coupon:	5.950% per annum, accruing from March 20, 2026

Maturity:	March 15, 2056

Yield to Maturity:	5.994%

Spread to Benchmark Treasury:	+112 basis points

Benchmark Treasury:	4.625% due November 15, 2055

Benchmark Treasury Yield:	4.874%

Optional Redemption Provision:	At the Company’s option, prior to September 15, 2055 (the “Series EEEE Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Series EEEE Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.392%, plus accrued interest, if any

CUSIP:	797440 CJ1

ISIN:	US797440CJ14

All Bonds Offered Hereby

Mandatory Redemption Provision:	The Series DDDD Bonds and the Series EEEE Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Total Net Proceeds:	Approximately $1,087.4 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Academy Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Guzman & Company
Penserra Securities LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by calling Truist Securities, Inc. toll-free at 1-800-685-4786.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.